Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2007

Mr. Mark G. Foletta
SVP, Finance and CFO
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

Re: Amylin Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File No. 000-19700

Dear Mr. Foletta:

We have completed our review of your Form 10-K and have no further comments at this
time.

Sincerely,

James Rosenberg
Senior Assistant Chief Accountant